Reliance
Industries Limited

July 29, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549 [redacted]
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 31 & Clause 41	July 29, 2008	Copies of Unaudited Financial Results for the quarter ended June 30, 2008 published in English daily newspaper, viz., "The Economic Times" and daily newspaper published in Marati language, viz., "Maharashtra Times".

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

Reliance
Industries Limited

July 29, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: 500325

Trading Symbol: "RELIANCE EQ"

Dear Sirs,

Sub : Unaudited Financial Results for the quarter ended June 30, 2008

Further to our letter dated July 24, 2008 on the above subject, we send herewith three (3) copies each of the Unaudited Financial Results for the Quarter ended June 30, 2008 published in "Economic Times", all India Edition, in English language and in "Maharashtra Times", Mumbai Edition, in Marati language.

As required under the Listing Agreement, the Financial Results have been published in the above news papers within 48 hours of the conclusion of the Board Meeting at which the said Results were approved.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl: As above.

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L - 2011
Luxembourg

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222 Nariman Point, Mumbai - 400 021.

Net Profit of US$ 955 million, increase of 13%

Petrochemicals production increased by 4%

Crude processed 8.13 million tonnes, increase of 1.5%

Oil & Gas development projects in advanced stages of implementation

Unaudited Financial Results for the Quarter ended 30th June, 2008

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th June (Unaudited) 2008	Quarter Ended 30th June (Unaudited) 2007	Year Ended 31st March (Audited) 2008
1.	Turnover	43,050	31,290	139,269
	Less: Excise Duty / Service Tax Recovered	1,471	1,766	5,826
2.	**Net Turnover**	**41,579**	**29,524**	**133,443**
3.	Other Income	226	197	895
4.	**Total Income**	**41,805**	**29,721**	**134,338**
5.	a) (Increase) / decrease in stock in trade / work in progress	(2,607)	878	1,867
	b) Consumption of raw materials	33,527	19,174	90,304
	c) Purchases	590	836	6,008
	d) Staff cost	651	496	2,119
	e) Depreciation	1,151	1,125	4,847
	f) Other expenditure	3,297	2,467	9,839
	Total Expenditure	**36,609**	**24,976**	**114,984**
6.	Interest and Finance Charges	294	295	1,077
7.	Exceptional item	–	–	4,733
8.	**Profit before tax**	**4,902**	**4,450**	**23,010**
9.	Provision for Current Tax [including Fringe Benefit tax]	567	517	2,652
10.	Provision for Deferred Tax	225	303	900
11.	**Net Profit after tax**	**4,110**	**3,630**	**19,458**
12.	**Net Profit after tax[excluding effect of exceptional item]**	**4,110**	**3,630**	**15,261**
13.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each	1,454	1,394	1,454
14.	Equity Share suspense	–	60	–
15.	Reserves excluding revaluation reserves	–	–	77,442
16.	Earnings per share (Face value of Rs. 10)			
	Basic	28.3	25.0	133.9
	Diluted	28.3	25.0	133.9
17.	Earnings per share (Face value of Rs. 10) [excluding exceptional item]			
	Basic	28.3	25.0	105.0
	Diluted	28.3	25.0	105.0
18.	Public shareholding [Excluding Equity Share Suspense and including Global Depository Receipts (GDR's)]			
	– Number of Shares (in crores)	70.69	68.31	70.69
	– Percentage of Shareholding (%)	48.63	49.02	48.63

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.
2. Indian Petrochemicals Corporation Limited (IPCL), engaged in the business of petrochemicals, has been amalgamated with the Company. The Scheme of Amalgamation was sanctioned by the Hon'ble High Court of Judicature at Bombay vide its Order dated 12th June 2007 as modified vide its Order dated 11th July 2007, and by the Hon'ble High Court of Gujarat at Ahmedabad vide its Order dated 16th August 2007. The Scheme became effective on 5th September 2007. In view thereof, the figures for quarter ended 30th June 2007 have been restated.
3. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Naroda and Jamnagar in earlier years. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 397 crore ($ 92 million) for the quarter ended 30th June 2008 and an equivalent amount has been withdrawn from Revaluation Reserve. This has no impact on the profit for the period.

4. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS 11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006. Had the treatment as per the As 11 been followed, the net profit after tax for the quarter ended 30th June 2008 would have been lower by Rs. 940 crore ($ 218 million).

5. During the quarter ended 30th June 2008, R-Seva (India) Private Limited, Reliance Infrastructure Management Services Limited, Reliance Global Business BV, Paradise Global Enterprises BV, Nectar Consolidated BV, Dew Mercantile BV, Dew Commercials BV, New Horizon Enterprises BV, New Horizon Commercials BV, Reliance K G Exploration & Production Private Limited, Reliance KG Basin E & P Private Limited, Reliance Krishna Godavari Exploration & Production Private Limited, Reliance Global Energy Services Limited, Nectar Commercials BV and Reliance Gas Corporation Limited have become subsidiaries of the Company.
6. Provision for Current Tax for the quarter ended 30th June 2008 includes provision for Fringe Benefit Tax of Rs 12 crore ($ 2.8 million).
7. There were no investors' complaints pending as on 1st April 2008. All the 1,612 complaints received during the quarter were resolved and no complaints were outstanding as on 30th June 2008.
8. The Audit Committee reviewed the above results. The Board of Directors at its meeting held on 24th July 2008 approved the above results and its release.
9. The statutory auditors of the Company have carried out a Limited Review of the results for the quarter ended 30th June 2008.

Unaudited Segment Information for the Quarter ended 30th June, 2008

(Rs. Crores)

Sr. No.		Quarter Ended 30th June (Unaudited)				Year Ended 31st March (Audited)	
		2008		2007		2008	
1.	**Segment Revenue**						
	– Petrochemicals	14,871		13,213		53,000	
	– Refining	32,587		22,328		100,743	
	– Oil and Gas	787		518		2,702	
	– Others	124		72		778	
	Gross Turnover (Turnover and Inter Divisional Transfers)	**48,369**		**36,131**		**157,223**	
	Less: Inter Segment Transfers	5,319		4,841		17,954	
	Turnover	**43,050**		**31,290**		**139,269**	
	Less: Excise Duty Recovered on Sales	1,471		1,766		5,826	
	Net Turnover		**41,579**		**29,524**		**133,443**
2.	**Segment Results**						
	– Petrochemicals	1,579		1,845		7,113	
	– Refining	3,040		2,557		10,332	
	– Oil and Gas	503		290		1,503	
	– Others	9		11		40	
	Total Segment Profit before Interest and Tax		**5,131**		**4,703**		**18,988**
	(i) Interest Expense		(294)		(295)		(1,077)
	(ii) Interest Income		159		135		662
	(iii) Other Un-allocable Income Net of Expenditure		(94)		(93)		(296)
	(iv) Exceptional Item						4,733
	Profit before Tax		**4,902**		**4,450**		**23,010**
	(i) Provision for Current Tax [including Fringe Benefit tax]		(567)		(517)		(2,652)
	(ii) Provision for Deferred Tax		(225)		(303)		(900)
	Profit after Tax		**4,110**		**3,630**		**19,458**
	Profit after Tax [excluding effect of exceptional item]		**4,110**		**3,630**		**15,261**
3.	**Capital Employed (Segment Assets – Segment Liabilities)**						
	– Petrochemicals		31,550		31,154		30,758
	– Refining		44,995		39,272		42,141
	– Oil and Gas		29,942		12,243		26,391
	– Others		6,654		6,500		6,447
	– Unallocated Corporate		17,528		14,009		20,064
	Total Capital Employed		**130,669**		**103,178**		**125,801**

Notes to Standalone Segment Information for the Quarter Ended 30th June 2008

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:
   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products, namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Poly Butyl Rubber, Caustic Soda and Polyethylene Terephthalate.
   b) The **refining** segment includes production and marketing operations of the petroleum products.
   c) The **oil and gas** segment includes exploration, development and production of crude oil and natural gas.
   d) The smaller business segments not separately reportable have been grouped under the **"others"** segment.
   e) Capital employed on other investments / assets and income from the same are considered under "un-allocable"

For **Reliance Industries Limited**
Sd/-
Mukesh D. Ambani
Chairman & Managing Director

Date : July 24, 2008
Place : Mumbai

Reliance

Industries Limited

नोंदणीकृत कार्यालय : मेकर चेंबर्स ४, ३रा मजला, २२२ नरीमन पॉइन्ट, मुंबई-४०० ०२१.

९५५ दशलक्ष युएस डॉलर्सचा निव्वळ नफा, १३% ची वाढ
पेट्रोकेमिकल्स उत्पादन ४% नी वाढले
८.१३ दशलक्ष टन क्रुडवर प्रक्रिया, १.५% ची वाढ
तेल आणि वायू विकास प्रकल्प अंमलबजावणीच्या पुढच्या टप्प्यात

३० जून २००८ रोजी संपलेल्या तिमाहीसाठी अलेखापरीक्षित वित्तीय परिणाम

(रू.कोटी, प्रति समभाग आकडेवारी व्यतिरिक्त)

अनु. क्र.	तपशील	३० जून रोजी संपलेली तिमाही (अलेखापरिक्षित)		३१ मार्च रोजी संपलेले वर्ष (लेखापरिक्षित)
		२००८	२००७	२००८
१.	उलाढाल	४३,०५०	३१,२९०	१३९,२६९
	वजा: अबकारी कर/वसूल केलेला सेवा कर	१,४७१	१,७६६	५,८२६
२.	निव्वळ उलाढाल	४१,५७९	२९,५२४	१३३,४४३
३.	इतर उत्पन्न	२२६	११७	८९५
४.	एकूण उत्पन्न	४१,८०५	२९,७२१	१३४,३३८
५.	ए) व्यापारातील साठ्यातील/सुरू असलेल्या कामातील (वाढ)/घट	(२,६०७)	८७८	१,८६७
	बी) कच्च्या मालाचा वापर	३३,५२७	१९,१७४	९०,३०४
	सी) खरेदी	५९०	८३६	६,००८
	डी) कर्मचारी खर्च	६५१	४९६	२,११९
	ई) घसारा	१,१५१	१,१२५	४,८४७
	एफ) इतर खर्च	३,२९७	२,४६७	९,८३९
	एकूण खर्च	३६,६०९	२४,९७६	११४,९८४
६.	व्याज व वित्तीय शुल्क	२९४	२९५	१,०७७
७.	अपवादात्मक मुद्दा	—	—	४,७३३
८.	करपूर्व नफा	४,९०२	४,४५०	२३,०१०
९.	चालू करासाठी तरतूद (अतिरिक्त फायदे करासह)	५६७	५१७	२,६५२
१०.	प्रलंबित करासाठी तरतूद	२२५	३०३	९००
११.	करपश्चात निव्वळ नफा	४,११०	३,६३०	१९,४५८
१२.	करपश्चात निव्वळ नफा (अपवादात्मक मुद्याचे परिणाम वगळता)	४,११०	३,६३०	१५,२६१
१३.	भरणा केलेले इक्विटी समभाग भांडवल, प्रत्येकी रू.१०/-चे इक्विटी समभाग	१,४५४	१,३९४	१,४५४
१४.	इक्विटी समभाग सस्पेन्स	—	६०	—
१५.	पुनर्मुल्यांकित राखिव निधी वगळता राखिव निधी	—	—	७७,४४२
१६.	प्रतिसमभाग मिळकत (रू.१० चे दर्शनी मूल्य)			
	मूळ	२८.३	२५.०	१३३.९
	सौम्य	२८.३	२५.०	१३३.९
१७.	प्रतिसमभाग मिळकत (रू.१० चे दर्शनी मूल्य) (अपवादात्मक मुद्दा वगळता)			
	मूळ	२८.३	२५.०	१०५.०
	सौम्य	२८.३	२५.०	१०५.०
१८.	सार्वजनिक समभागधारणा (इक्विटी समभाग सस्पेन्स, वगळता आणि ग्लोबल डिपॉझिटरी रिसिट सह)			
	– समभाग संख्या (कोटीमध्ये)	७०.६९	६८.३१	७०.६९
	– समभाग धारणेची टक्केवारी (%)	४८.६३	४९.०२	४८.६३

टीपा:

१. आकडेवारी तौलनिक व्हावी ह्यासाठी, जेथे गरज असेल तेथे, संबंधित कालावधीतील आकडेवारीची पुनर्रचना करण्यात आली आहे.

२. पेट्रोकेमिकल्सच्या व्यवसायात कार्यरत असलेल्या इंडियन पेट्रोकेमिकल्स कॉर्पोरेशन लिमिटेड (आयपीसीएल) चे कंपनीत विलिनिकरण करण्यात आले आहे. विलिनिकरणाच्या योजनेला मुंबईच्या माननीय उच्च न्यायालयाने मुंबई येथे आपल्या १२ जून २००७ च्या आदेशानुसार व ११ जुलै २००७ रोजी त्यात केलेल्या सुधारणेनुसार मंजुरी दिली आहे आणि गुजरातच्या माननीय उच्च न्यायालयाने अहमदाबाद येथे १६ ऑगस्ट २००७ रोजीच्या आपल्या आदेशानुसार मंजुरी दिली आहे. ही योजना ५ सप्टेंबर २००७ रोजी परिणामकारक झाली. त्या अनुषंगाने, ३० जून २००७ रोजी संपलेल्या तिमाहीचे आकडे त्यानुसार पुनर्रचित करण्यात आले आहेत.

३. कंपनीने पाताळगंगा, हजिरा, नरोडा व जामनगर येथील कारखाना, यंत्रसामग्री, व इमारतीचे ह्या अगोदरच्या वर्षांमध्ये पुनर्मुल्यांकन केले आहे. पुनर्मुल्यांकन केल्यामुळे ३० जून २००८ रोजी संपलेल्या तिमाहीसाठी घसाऱ्यापोटी रू.३९७ कोटी (यूएस डॉलर्स ९२ दशलक्ष) इतका अतिरिक्त भार आकारण्यात आला असून तितकीच रक्कम पुनर्मुल्यांकित राखीव निधी मधून कमी करण्यात आली आहे. ह्याचा ह्या कालावधीतील नफ्यावर काहीही परिणाम झालेला नाही.

४. मिळालेल्या कायदेशीर सल्ल्यानुसार कंपनी कायदा, १९५६ मधील परिशिष्ट ६ ची पूर्तता करताना, कंपनीने स्थावर मालमत्ता संपादनासाठी उसन्या घेतलेल्या रकमेवरील परदेशी चलन परिवर्तनातील फरकाची रक्कम ॲडजस्ट करणे सुरू ठेवले आहे, जे कंपनी (अकौन्टिंग स्टॅंडर्ड) नियम, २००६ मध्ये नमूद करण्यात आलेल्या अकौन्टिंग स्टॅंडर्ड (एएस ११) मधील ''परदेशी चलनाच्या दरातील फरकाचे परिणाम'' ह्यात नमूद करण्यात आलेल्या पद्धतीहून वेगळे आहे. जर एएस ११ मधील पद्धतीचा अवलंब करण्यात आला असता तर ३० जून २००८ रोजी संपलेल्या तिमाही साठी निव्वळ नफा रु. ९४० कोटी (यूएस डॉलर्स २१८ दशलक्ष) ने कमी झाला असता.

५. ३० जून २००८ रोजी संपलेल्या तिमाहीमध्ये आर-सेवा (इंडिया) प्रायव्हेट लिमिटेड, रिलायन्स इन्फ्रास्ट्रक्चर मॅनेजमेंट सर्व्हिसेस लिमिटेड, रिलायन्स ग्लोबल बिझनेस बीव्ही, पॅराडाईज ग्लोबल एंटरप्राइझेस बीव्ही, नेक्टर कन्सॉलिडेटेड बीव्ही, ड्यु मर्कन्टाईल बीव्ही, ड्यु कमर्शियल्स बीव्ही, न्यू होरायझन एंटरप्राइझेस बीव्ही, न्यू होरायझन कमर्शियल्स बीव्ही, रिलायन्स के जी एक्सप्लोरेशन अँण्ड प्रॉडक्शन प्रायव्हेट लिमिटेड, रिलायन्स केजी बेसिन ई अँण्ड पी प्रायव्हेट लिमिटेड, रिलायन्स कृष्णा गोदावरी एक्सप्लोरेशन अँण्ड प्रॉडक्शन प्रायव्हेट लिमिटेड, रिलायन्स ग्लोबल एनर्जी सर्व्हिसेस लिमिटेड, नेक्टर कमर्शियल्स बीव्ही आणि रिलायन्स गॅस कॉर्पोरेशन लिमिटेड या कंपन्या कंपनीच्या उपकंपन्या झाल्या आहेत.

६. ३० जून २००८ रोजी संपलेल्या तिमाहीसाठी चालू कराच्या तरतुदीमध्ये रु. १२ कोटी (२.८ दशलक्ष युएस डॉलर्स) अतिरिक्त फायदे कराचा समावेश आहे.

७. १ एप्रिल २००८ रोजी गुंतवणूकदारांची एकही तक्रार बाकी नव्हती. ह्या तिमाहीत प्राप्त झालेल्या १६१२ इतक्या सर्व तक्रारींचे निवारण करण्यात आले असून ३० जून २००८ रोजी एकही तक्रार बाकी नव्हती.

८. लेखापरिक्षण समितीने वरील परिणामांचा आढावा घेतला आहे. संचालक मंडळाने २४ जुलै २००८ रोजी झालेल्या बैठकीत वरील परिणाम मंजुर केले असून ते प्रसृत करण्यास मंजुरी दिली आहे.

९. ३० जून २००८ रोजी संपलेल्या तिमाहीसाठीच्या परिणामांचे कंपनीच्या वैधानिक लेखापरीक्षकांनी मर्यादित पुनरावलोकन केले आहे.

३० जून २००८ रोजी संपलेल्या तिमाहीची अलेखापरिक्षित विभागवार माहिती

(रु. कोटी)

		३० जून रोजी संपलेली तिमाही (अलेखापरिक्षित)				३१ मार्च रोजी संपलेले वर्ष (लेखापरिक्षित)	
		२००८		२००७		२००८	
१.	विभागवार मिळकत						
	- पेट्रोकेमिकल्स	१४,८७१		१३,२१३		५३,०००	
	- रिफायनिंग	३२,५८७		२२,३२८		१००,७४३	
	- तेल व वायू	७८७		५१८		२,७०२	
	- इतर	१२४		७२		७७८	
	ढोबळ उलाढाल (उलाढाल व आंतरविभागीय हस्तांतरण)	४८,३६९		३६,१३१		१५७,२२३	
	वजा: आंतरविभागीय हस्तांतरण	५,३१९		४,८४१		१७,९५४	
	उलाढाल	४३,०५०		३१,२९०		१३९,२६९	
	वजा: विक्रीवरील वसूल केलेला अबकारी कर	१,४७१		१,७६६		५,८२६	
	निव्वळ उलाढाल		४१,५७९		२९,५२४		१३३,४४३
२.	विभागवार परिणाम						
	- पेट्रोकेमिकल्स	१,५७९		१,८४५		७,११३	
	- रिफायनिंग	३,०४०		२,५५७		१०,३३२	
	- तेल व वायू	५०३		२९०		१,५०३	
	- इतर	९		११		४०	
	एकूण विभागाचा व्याज व करपूर्व नफा		५,१३१		४,७०३		१८,९८८
	(१) व्याजावरील खर्च		(२९४)		(२९५)		(१,०७७)
	(२) व्याजावरील मिळकत		१५९		१३५		६६२
	(३) खर्च वजा जाता इतर असमायोजित मिळकत		(९४)		(९३)		(२९६)
	(४) अपवादात्मक मुद्दा						४,७३३
	करपूर्व नफा		४,९०२		४,४५०		२३,०१०
	(१) चालू करासाठी तरतूद (अतिरिक्त फायदे करासह)		(५६७)		(५१७)		(२,६५२)
	(२) प्रलंबित करासाठी तरतूद		(२२५)		(३०३)		(९००)
	करपश्चात नफा		४,११०		३,६३०		१९,४५८
	करपश्चात नफा (अपवादात्मक मुद्याचे परिणाम वगळता)		४,११०		३,६३०		१५,२६१
३.	गुंतविलेले भांडवल (विभागवार मालमत्ता -विभागवार देयके)						
	- पेट्रोकेमिकल्स		३१,५५०		३१,१५४		३०,७५८
	- रिफायनिंग		४४,९९५		३९,२७२		४२,१४१
	- तेल व वायू		२९,९४२		१२,२४३		२६,३९१
	- इतर		६,६५४		६,५००		६,४४७
	- असमायोजित कॉर्पोरेट		१७,५२८		१४,००९		२०,०६४
	एकूण गुंतविलेले भांडवल		१३०,६६९		१०३,१७८		१२५,८०१

३० जून २००८ रोजी संपलेल्या तिमाहीच्या स्वतंत्र विभागवार माहितीसाठी टीपा

१. सेगमेंट रिपोर्टिंग (एएस १७) वरील अकाउंटिंग स्टॅण्डर्ड १७ प्रमाणे खाली वर्णन केल्याप्रमाणे कंपनीने ''विभागवार माहिती'' दिली आहे:

ए) पेट्रोकेमिकल्स विभागात पेट्रोकेमिकल्स उत्पादनांचे उत्पादन आणि पणन कार्य समाविष्ट आहे. जसे, हाय व लो डेन्सिटी पॉलिएथिलिन, पॉलिप्रोपिलीन, पॉलिविनाईल क्लोराईड, पॉलिएस्टर यार्न, पॉलिएस्टर फायबर्स, प्युरिफाईड टेरेफ्थॅलिक ॲसिड, पॅरॅक्सिलिन, इथलिन ग्लायकॉल, ओलेफिन्स, ॲरोमॅटिक्स, लिनियर अल्काईल बेन्झिन, ब्युटाडाईन, ॲक्रिलोनिट्राईल, पॉली ब्युटाईल रबर, कॉस्टिक सोडा व पॉलिएथलिन टेरेफ्थॅलेट.

बी) रिफाईनिंग विभागात पेट्रोलियम उत्पादनांचे उत्पादन व पणन कार्य समाविष्ट आहे.

सी) तेल व वायू विभागात कच्चे तेल व नैसर्गिक वायूचे उत्खनन, विकास व उत्पादन ह्यांचा समावेश आहे.

डी) वेगळा अहवाल न देण्याजोगे छोटे उद्योग विभाग ''इतर'' विभागात एकत्र करण्यात आले आहेत.

ई) इतर गुंतवणूक/मालमत्ता ह्यामध्ये गुंतवलेले भांडवल आणि त्यातून मिळणारी मिळकत ''असमायोजित'' खाली विचारात घेतली आहे.

रिलायन्स इंडस्ट्रीज लिमिटेड करिता
सही/-
मुकेश डी. अंबानी
अध्यक्ष आणि व्यवस्थापकीय संचालक

दिनांक: २४ जुलै, २००८
स्थळ: मुंबई

END